BINGHAM McCUTCHEN

Bingham McCutchen LLP
One Federal Street
Boston, MA
02110-1726
T 617.951.8000
F 617.951.8736


                                                   March 30, 2009

VIA EDGAR

Dominic Minore
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

      Re:   The Registrants Listed on the Attached Appendix A (each, a
            "Registrant")
            Registration Statement on Form N-14

Dear Mr. Minore:

      On behalf of each of the Registrants, we are filing this letter to respond in writing to the Staff's additional comments on the Registration Statement on Form N-14 relating to the proposed reorganization of a series of Regions Morgan Keegan Select Funds into a series of the Registrant, as set forth on Appendix B. Each Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on February 13, 2009 with the exception of the Registration Statement for Pioneer Series Trust I, which was filed with the Commission on February 17, 2009. Each Registrant filed a response letter with the Commission on March 25, 2009 to respond to the Staff's comments provided to us as representatives of the Registrants by telephone on March 10, 2009 and March 18, 2009. The Staff's additional comments were conveyed to us as representatives of the Registrants by telephone on March 27, 2009.

      Below are the Staff's additional comments on the Registration Statements and the Registrants' responses thereto and the Registrants' request for acceleration.

Comment 1. The Staff requested that the Registrants file a supplemental response letter including both the Staff's additional comments and the Registrants' responses thereto.

      Response: This letter is being filed in response to the Staff's request.


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

Comment 2. The Staff asked that a statement be included in the Proxy Statement/Prospectus that there are no material differences between the valuation policies and procedures of the RMK Funds and the Pioneer Funds.

      Response: Disclosure has been added consistent with the Staff's comment.

Comment 3. The Staff noted that the pro forma net expense ratios of Pioneer Select Mid Cap Growth Fund, Pioneer Treasury Reserves Fund and Pioneer Cash Reserves Fund are higher than those of the corresponding RMK Funds, and asked that the Registrants add disclosure highlighting these increases in the Proxy Statement/Prospectus.

      Response: The Registrants note that the fee and expense tables have been revised since the initial filing of the Registration Statements. As a result of these revisions and the redemption of the Class I shares of Regions Morgan Keegan Select Treasury Money Market Fund prior to the close of business on the Record Date, only Pioneer Cash Reserves Fund's pro forma net expense ratios would be higher than the corresponding RMK Fund, assuming that (i) the Treasury's Temporary Guarantee Program is extended to September 18, 2009, (ii) Pioneer Cash Reserves Fund elects to participate in the extended Program, and
(iii) the fee payable to the Treasury for the extended period will be 0.015% of Pioneer Cash Reserves Fund's net asset value as of the close of business on September 19, 2008. Disclosure to this effect has been added to the beginning of Proposal 11.

Comment 4. The Staff asked that the Registrants identify those Pioneer Funds with higher pro forma gross expense ratios than the corresponding RMK Fund in a separate section in the front part of the Proxy Statement/Prospectus, under a descriptive heading.

      Response: In response to the Staff's comment, a new question and answer regarding pro forma gross expense ratios has been added to the question and answer section at the beginning of the Proxy Statement/Prospectus.

Comment 5. The Staff asked that the Registrants include disclosure at the beginning of the relevant proposal stating that the net expense ratios of Pioneer Cash Reserves Fund will be higher than those of Regions Morgan Keegan Select Money Market Fund due to the fee payable by Pioneer Cash Reserves Fund in connection with its participation in the Treasury's Temporary Guarantee Program, assuming such program is extended.

      Response: Please see the response to comment 3.

Comment 6. The Staff asked that the Registrants confirm that the inclusion of 0.015% as the estimated fee payable to the Treasury by Pioneer Cash Reserves Fund was not an indication that the Fund's net asset value had dropped below $0.9975.

      Response: The Registrant notes that the fee payable in connection with the most recent extension of the Treasury's Temporary Guarantee Program was 0.015%. This amount was the basis for the use of 0.015% as the estimated fee payable by Pioneer Cash Reserves Fund for any further extension of the Treasury's Temporary Guarantee Program, and was not an indication that the Fund's net asset value had dropped below $0.9975.

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

Comment 7. The Staff asked that the Registrants confirm that Morgan Asset Management, Inc.'s expense waivers and/or fee reimbursements are not subject to recoupment and may not be carried forward after the relevant reorganizations.

      Response: The Registrants so confirm.

Comment 8. The Staff asked that the Registrant confirm that the Registrant has disclosed that Pioneer Intermediate Tax Free Income Fund's policy to invest at least 80% of its net assets in securities that provide income that is exempt from regular federal income tax and is not subject to the alternative minimum tax is fundamental.

      Response: The Registrant so confirms.

Comment 9. The Staff asked that the Registrants revise the disclosure included in the "Section 15(f) Safe Harbor" section to clarify the considerations of the RMK Trustees.

      Response: The subject disclosure has been revised.

Comment 10. The Staff asked that the Registrants add disclosure estimating the distribution amount per share of the distributions to be made to RMK Fund shareholders immediately prior to the eight substantive reorganizations relating thereto.

      Response: The Registrants hereby undertake to include the requested disclosure in their respective filings pursuant to Rule 497 under the Securities Act of 1933, as amended (the "1933 Act").

Comment 11. Concerning the disclosure under "Purchase of Certain Securities by Regions," the Staff had the following additional comments:

(a) discuss why Regions is purchasing the Lehman Securities at 80% of par value rather than 100% of par value.

      Response: As discussed in the earlier response letter submitted to the Commission by the Registrants, The Bank of New York Mellon Corporation ("BNY Mellon") has undertaken to provide certain limited capital support for BNY Institutional Cash Reserves Fund (the "BNY Fund") or, alternatively, directly to each investor in the BNY Fund (each, an "Investor") in respect of (i) a promissory note issued by Whistlejacket Capital Ltd. or certain of its affiliates (as successor-in-interest to White Pine Finance, LLC), due March 12, 2008 (the "Whistlejacket Security"), and (ii) certain floating rate debt securities of Lehman Brothers Holdings Incorporated, maturing on October 14, 2008 and October 22, 2008, respectively (the "Lehman Securities" and, together with the Whistlejacket Security, the "Securities"), in each case to the extent of such Investor's indirect, proportionate interest in each Security, subject to certain terms and conditions. In respect of the Whistlejacket Security, BNY Mellon has undertaken to provide capital support such that each of Regions Morgan Keegan Select Mid Cap Value Fund, Regions Morgan Keegan Select Balanced Fund, Regions Morgan Keegan Select Mid Cap Growth Fund,


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

Regions Morgan Keegan Select Growth Fund, Regions Morgan Keegan Select Fixed Income Fund and Regions Morgan Keegan Select Limited Maturity Fixed Income Fund (together, the "Securities Lending Funds") would recover approximately 100% of their respective proportionate share of the par value of the Whistlejacket Security (the "Whistlejacket Support"). In respect of the Lehman Securities, BNY Mellon has undertaken to provide capital support such that the Securities Lending Funds would recover at least 80% of their respective proportionate share of the par value of the Lehman Securities (the "Lehman Support").

      When the Securities Lending Funds withdraw from the securities lending program administered by BNY Mellon (the "Program"), the benefit of the Whistlejacket Support and the Lehman Support will be effectively lost. Accordingly, in order to make the impact of this withdrawal neutral to the Securities Lending Funds (i.e., to put the Securities Lending Funds in effectively the same position they would be in had they not withdrawn from the Program), Regions Financial Corporation ("Regions") has undertaken to purchase the Securities from the Securities Lending Funds at such time as such Securities are delivered to the Securities Lending Funds in connection with their withdrawal from the Program. Such purchase will be on terms that would give the Securities Lending Funds current value equal to or better than the realizable value of the Securities as accompanied by the Whistlejacket Support and Lehman Support.

      Specifically, Regions will purchase each Securities Lending Fund's proportionate share of the Whistlejacket Security at 100% of par value, and each Fund's proportionate share of the Lehman Securities at 80% of par value. By so doing, Regions will ensure that the Securities Lending Funds receive equivalent value to what would have been available had the Securities Lending Funds not withdrawn from the Program. In connection with the purchase, Regions has also undertaken that if the aggregate amount ultimately realized by Regions in respect of the Securities is more than the sum of (a) any purchase price paid to a Securities Lending Fund by Regions for such Securities, and (b) any income due on such Securities from and after the date that Regions purchases such Securities from a Securities Lending Fund, at the rate(s) specified in the applicable Securities, Regions will remit such excess amount (after deducting all reasonable expenses, if any, incurred in connection with the recovery) promptly to the relevant Securities Lending Fund.

      As noted in the Registrants' earlier response, notwithstanding anything to the contrary herein, the obligation of Regions to purchase the Securities is conditioned upon the receipt from the Commission of "no-action" or other appropriate relief under the Investment Company Act of 1940 that would permit such purchase of the Securities, provided that, in the event that such relief is not forthcoming, Regions will use its best efforts to make alternative arrangements designed to provide equivalent value to each Securities Lending Fund consistent with applicable laws and regulations.

(b) clarify how it is possible to redeem in-kind a proportionate share of the Whistlejacket Security from the Program if it is a single promissory note.

      Response: The Registrants hereby undertake to provide a response to comment 11(b) in a supplemental response letter on Monday, March 30.


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

(c) explain why the purchase will not result in a taxable distribution to RMK Fund shareholders.

      Response: The purchase will not result in a taxable distribution to RMK Fund shareholders because no gain will be realized by the Securities Lending Funds as a result of the purchase.

(d) discuss the timing of the purchase and confirm that the purchase will be completed prior to the reorganizations.

      Response: The purchase is currently scheduled to be completed no later than two weeks prior to the closing date of the Reorganizations, currently scheduled for May 15, 2009. The Registrants confirm that the purchase will be completed prior to the Reorganizations.

                                      * * *

      On behalf of each Registrant, we hereby request, pursuant to Rule 461 promulgated under the 1933 Act, that the effective date of the Registration Statements be accelerated so that the Registration Statements may become effective at 3:00 p.m. on Monday, March 30, 2009, or as soon thereafter as practicable.

      Please call the undersigned at (617) 951-8567 with any questions.

                                            Sincerely,

                                            /s/ Paul B. Raymond

                                            Paul B. Raymond



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

                                                                      Appendix A

Registrant                                        File Nos.
----------                                        ---------
Pioneer Bond Fund                                 811-02864; 333-157342

Pioneer Fund                                      811-01466; 333-157321

Pioneer Mid Cap Value Fund                        811-06106; 333-157312

Pioneer Money Market Trust                        811-05099; 333-157315

Pioneer Series Trust I                            811-21425; 333-157353

Pioneer Series Trust III                          811-21664; 333-157336

Pioneer Series Trust IV                           811-21781; 333-157350

Pioneer Short Term Income Fund                    811-21558; 333-157340

                                                                      Appendix B

Series of Regions Morgan Keegan Select Funds            Corresponding Series of a Registrant
--------------------------------------------            ------------------------------------
Regions Morgan Keegan Select Mid Cap Growth Fund        Pioneer Select Mid Cap Growth Fund
                                                        (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Growth Fund                Pioneer Growth Fund
                                                        (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Core Equity Fund           Pioneer Fund
                                                        (the sole series of Pioneer Fund)

Regions Morgan Keegan Select Mid Cap Value Fund         Pioneer Mid Cap Value Fund
                                                        (the sole series of Pioneer Mid Cap Value Fund)

Regions Morgan Keegan Select Value Fund                 Pioneer Cullen Value Fund
                                                        (a series of Pioneer Series Trust III)

Regions Morgan Keegan Select Balanced Fund              Pioneer Classic Balanced Fund
                                                        (a series of Pioneer Series Trust IV)

Regions Morgan Keegan Select Fixed Income Fund          Pioneer Bond Fund
                                                        (the sole series of Pioneer Bond Fund)

Regions Morgan Keegan Select Limited Maturity Fixed     Pioneer Short Term Income Fund
  Income Fund                                           (the sole series of Pioneer Short Term Income
                                                          Fund)

Regions Morgan Keegan Select Intermediate Tax Exempt    Pioneer Intermediate Tax Free Income Fund
  Bond Fund                                             (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Treasury Money Market      Pioneer Treasury Reserves Fund
  Fund                                                  (a series of Pioneer Series Trust IV)

Regions Morgan Keegan Select Money Market Fund          Pioneer Cash Reserves Fund
                                                        (a series of Pioneer Money Market Trust)